

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2011

Via E-mail
Mr. Muhtar Kent
Chief Executive Officer
The Coca Cola Company
1 Coca Cola Plaza
NAT 2512
Atlanta, GA 30313

>   **Re: The Coca Cola Company**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2010**
>   **Filed February 28, 2011**
>   **Supplemental Response submitted May 12, 2011**
>   **File No. 001-02217**

Dear Mr. Kent:

We have reviewed your filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management Discussion and Analysis, page 33

Income Taxes, page 70

1. We note your response to our comment one and your disclosure in your Form 10-Q for the quarter ended April 1, 2011 explaining the underlying reasons your effective tax rate is lower than the statutory tax rate. Please provide the following:

    -   On your operations outside the United States that benefit from various tax incentive grants, please provide more details on the terms, jurisdictions and quantify the various tax incentive grants and their impact on the effective tax rate. Although these tax incentive grants have fixed term, you disclose that you expect these grants to be renewed indefinitely. Please explain your basis for this statement.

- We note your bulleted list describing your effective tax rate for various items. For example in your Form 10-Q, you state "an approximate 32 percent combined effective tax rate on productivity, integration and restructuring charges." Please quantify the amount of productivity, integration and restructuring charges to provide context on the impact of each item.

Please provide us with the text of your proposed disclosure to be included in future Exchange Act filings.

Financial Statements

Note 1- Business and summary of significant accounting policies

Principles of Consolidation, page 93

2. We note your response to comment two on the qualitative factors you considered and your basis for deconsolidating certain VIEs. To enhance the reader's understanding of the qualitative factors you considered and the basis for your conclusion, please address the following issues:

- We note that the VIEs are primarily bottling operations. Please explain (i) if you were involved in the purpose and design of these entities and describe the structure of the entities, (ii) your equity ownership interest, (iii) details of your subordinated financial support and the purpose of the arrangements, (iv) the additional rights you have beyond your equity ownership.

- We note that the primary activities of the VIEs are manufacturing, marketing and promotion and distribution of Coca Cola products in their respective territories. Please explain to us (i) your involvement with these activities at these entities, (ii) transactions with VIEs (e.g. purchase, sale of products and services, contracts and commitments) (iii) other activities that impact the operations of the VIEs

- Please explain to us in detail all the significant activities you considered that significantly impact these VIEs economic performance. Please describe whether you have any powers to direct significant activities, whether or not you choose to exercise them. Please clarify how you deemed shareholder or board approval of annual budget/business plan to be the most significant activity on economic performance of the VIE.

Note 11- Commitments and Contingencies

Legal Contingencies, page 122

3. We note your revised disclosure in response to comment 4 regarding Aqua-Chem litigation claims. However, for all of the loss contingencies discussed in this note, we have the following comments:

- ASC 450 requires you to disclose the amount or range of reasonably possible loss, as that term is defined. It does not appear that you have provided any quantitative information. Please disclose this information for all unrecognized contingencies independent of qualifying language. If you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact.
- You state that the current pending proceedings will not have a "material adverse effect on financial condition of the Company taken as a whole." This disclosure suggests that the current pending proceedings will have a material adverse effect on the Company's results of operations and cash flows. Accordingly, please revise this language in future filings to ensure that your disclosures provide information in the context of that which is material to the financial statements in their entirety.

Please provide us with proposed disclosure to be included in future Exchange Act filings.

Form 8-K filed April 26, 2011

Exhibit 99.1

4. We note your response to prior comment six on comparable currency neutral operating results. Please provide us with, and confirm in future Exchange Act filings you will revise to disclose how you computed the constant foreign currency exchange rates, describe the process for calculating such amounts and the basis of presentation so that your disclosure is consistent with Item 10(e) of Regulation S-K. For additional guidance, refer to Regulation G and Question 104.06 of Compliance & Disclosure Interpretations (C&DI's) regarding Non-GAAP Financial Measures.

5. We note your response to comment seven that in future filings you will not provide a full income statement reconciling GAAP and non-GAAP financial measures. Please provide us with, and confirm in future Exchange Act filings you will, revise your presentation to comply with Regulation G and Question 102.10 of the C&DI's.

6. We note your discussion in the first quarter earnings conference call on February 9, 2011 that (i) you apply "sales curve accounting policy" to your marketing expenses and (ii) you recognize the costs of a sponsorship over the full year in line with your estimated volume along with all the other marketing rather than recognizing the entire costs of the sponsorship in the quarter. Please explain (i) how your recognition of, for example, the NCAA March Madness basketball tournament sponsorship costs over the full year is appropriate rather than in the quarter. Provide us the specific accounting literature that supports your position. (ii) Explain to us how a marketing event occurring in the first quarter has an impact in the sales volume in subsequent quarters. Show us the basis for attributing changes in volume in the subsequent quarters and the methodology for such determination. To enhance investor understanding, please provide us with the text of proposed future disclosure on your marketing expense policy, specifically sales curve accounting policy and how it is applied.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at 202-551-3388 or Nasreen Mohammed at 202-551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services